CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603

                               September 24, 2018

VIA EDGAR CORRESPONDENCE
------------------------
Frank A. Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


        Re:       First Trust Exchange-Traded Fund II (the "Trust")
                         File Nos. 333-143964; 811-21944
              --------------------------------------------------------

Dear Mr. Buda:

     This letter responds to your comments, provided by telephone on August 20, 2018, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on July 2, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust IPOX(R) Europe Equity Opportunities ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - FEE TABLE

     Please provide a completed fee table and expense example for the Fund at least five days prior to effectiveness of the Registration Statement.

RESPONSE TO COMMENT 1

     Pursuant to the Commission's request, the Fund has provided a completed fee table and expense example, as set forth in its respective prospectus on Exhibit A.

COMMENT 2 - FEE TABLE

     Please include a footnote stating that "Other Expenses" are estimated for the current fiscal year.

RESPONSE TO COMMENT 2

     Pursuant to the Commission's request, the disclosure has been revised accordingly.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

     The section entitled "Principal Investment Strategies" contains the following disclosure:

            "The Index is a market-cap weighted portfolio measuring the performance of the top 100 European-domiciled companies ranked quarterly by market capitalization in the IPOX(R) Global Composite Index (the "Base Index").

     If accurate, please revise the disclosure to conform with the Fund's 80% test which refers to companies domiciled or operating in Europe. Please also explain how a "domiciled or operating" test will ensure that selected companies have sufficient economic ties to Europe.

RESPONSE TO COMMENT 3

     Pursuant to the Commission's request, the referenced disclosure has been revised as follows:

            The Index seeks to measure the performance of the equity securities of the 100 largest and typically most liquid initial public offerings... of companies that are economically tied to Europe. The Index considers a company to be economically tied to Europe if it is both: (i) legally domiciled in Europe; and (ii) issues securities that trade on an accessible developed European securities exchange.

     The Fund believes that this test is compliant with Rule 35d-1 of the 1940 Act ("Rule 35d-1" or the "Names Rule"). The Index (and thus the Fund) has adopted a more stringent test than the test proposed by the Commission in its Rule 35d-1 Proposing Release in 1997 (Investment Company Names; Proposed Rule, 62 Fed. Reg. 10955 (Mar. 10, 1997) (the "Proposing Release").

     Where a fund's name indicated an investment emphasis in a certain country or geographic region, the Proposed Release proposed that such a name be deemed materially deceptive or misleading unless the fund satisfied a two-part test. First, the fund would be required to adopt a policy to invest at least 80% of its assets in securities of issuers that are economically tied to the particular country or geographic region indicated by the fund's name. Second, a fund would be required to invest in securities satisfying one of the following criteria:

            (i) [s]ecurities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the [fund's] name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the [fund's] name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the [fund's] name or that have at least 50% of their assets in that country or region.

     After considering comments on the Proposing Release, the Commission adopted Rule 35d-1 in 2001 with certain significant changes. In relevant part, the Commission modified the proposed two-part test for location-specific funds by removing the second requirement. The Commission noted that it was persuaded by commentators that this limitation under the proposed two-part test was "too restrictive" because the three additional criteria could prevent a location-specific fund from investing in certain issuers that would "expose an investment company to the economic fortunes or risks of a country or geographic region indicated in the fund's name." (Investment Company Names; Final Rule, 66 Fed. Reg. 8509, 8512 (Feb. 1, 2001) (the "Adopting Release"). The Commission indicated that the disclosure approach adopted under Rule 35d-1 (without the second requirement of the two-part test) "will allow [a fund] the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria" but still expose the fund to the "economic fortunes and risks of the country or geographic region indicated by its name."

     Nevertheless, the Index (and therefore the Fund) has adopted the first two prongs of the test set forth in the Proposing Release and required that a security comply with both, rather than only one, as was contemplated in the Proposing Release. As such, the Fund respectfully asserts that it is in compliance with the Names Rule.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

     The descriptions of the Base Index and Index are somewhat overlapping. Please revise the disclosure generally to describe what securities are included in each and that the Index is a subset of the Base Index.

RESPONSE TO COMMENT 4

     Pursuant to the Commission's request, the prospectus has been revised accordingly.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

     The disclosure states that "the Index includes the 100 largest and typically most liquid initial public offerings ("IPOs") (including spin-offs and equity carve-outs) of companies legally domiciled in Europe that trade on an accessible global stock exchange. Please add "equity securities of the" immediately before "100."

RESPONSE TO COMMENT 5

     Pursuant to the Commission's request, the first sentence of the second paragraph of the section entitled "Principal Investment Strategies" has been revised as follows:

            The Index seeks to measure the performance of the equity securities of the 100 largest and typically most liquid initial public offerings ("IPOs") (including spin-offs and equity carve-outs) of companies legally domiciled in Europe with securities that trade on an accessible developed European securities exchange.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

     The disclosure states that "eligible companies enter the Base Index on their 6th trading day." Please disclose when companies enter the Index. Additionally, please clarify the amount of time a security may be included in the Base Index, Index and Fund. Certain disclosure states four years and other disclosure states 1000 days.

RESPONSE TO COMMENT 6

     Pursuant to the Commission's request, the referenced disclosure has been revised as follows:

            The Index measures the performance of a company's equity securities for the 1,000 trading days following its IPO. A company is eligible for inclusion in the Index on the close of the 6th trading day following its IPO and is eligible to remain in the Index until the close of the 1,000th trading day.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

     The disclosure states that the Base Index provides "a buy-and-hold perspective to the long-run effects of 'going public.'" Please revise this statement in plain English and consider whether this is appropriate with respect to the Fund as the Fund is reconstituted and rebalanced on a quarterly basis and may buy and sell the same securities a number of times.

RESPONSE TO COMMENT 7

     Pursuant to the Commission's request, the referenced disclosure has been deleted.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

     The disclosure states that the "Index Provider periodically calculates a constituent equity turnover to determine each constituent's eligibility for the Index based on its liquidity." However, the disclosure states elsewhere that eligibility is based on market-cap. Please clarify the role of liquidity in security selection.

RESPONSE TO COMMENT 8

     Pursuant to the Commission's request, the third paragraph of the section entitled "Principal Investment Strategies" has been revised to include the following disclosure:

            The Index also excludes all securities that do not have a minimum average daily equity turnover of (euro)2.5 million.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

     The disclosure states that "the Fund will be concentrated in a sector or industry to the extent that the Index is so concentrated. As of __________, 2018, the Fund had significant investments in _________ companies." Please disclose whether "significant investment" means concentration and whether the Fund anticipates concentrating. If so, please disclose the relevant risks.

RESPONSE TO COMMENT 9

     The disclosure regarding the Fund's "significant investments" does not directly relate to a concentration in an industry or group of industries but rather its exposure to companies with common characteristics that constitute a principal risk to a Fund. This may include companies incorporated or headquartered in a specific country or geographic region or companies comprising a certain market sector or industry. Accordingly, the disclosure has been revised as follows and relevant risks have been added to the prospectus:

            As of September 10, 2018, the Fund had significant investments in German companies and financial companies.

     Additionally, the Fund seeks to replicate the Index. Therefore, to the extent that the Index is concentrated in an industry or group of industries, the Fund will be concentrated as well. Section 2.3 of the Index Methodology contains the following disclosure:

            The [Base Index] has no fixed number of index holdings and makes no pre-determined size, style, sector or country allocation.

COMMENT 10 - PRINCIPAL RISKS

     Please revise "Europe Risk" here and in Item 9 to address the risks associated with "Brexit."

RESPONSE TO COMMENT 10

     Pursuant to the Commission's request, "Europe Risk" has been revised accordingly.

COMMENT 11 - PRINCIPAL RISKS

     Please remove the brackets surrounding "Index Constituent Risk" or remove the disclosure.

RESPONSE TO COMMENT 11

     Pursuant to the Commission's request, the brackets surrounding "Index Constituent Risk" have been removed.

COMMENT 12 - PRINCIPAL RISKS

     If the Fund intends to invest in emerging market counties, please disclose this and disclose the relevant risks.

RESPONSE TO COMMENT 12

     The Fund does not intend to invest in securities issued by companies operating in emerging markets.

COMMENT 13 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

     The information required by Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9. Please revise according to the disclosure regime adopted by the Commission.

RESPONSE TO COMMENT 13

     The Fund respectfully declines to revise the disclosure. The Fund's principal investment strategy is disclosed in Item 4. To the extent there is additional detail about the Fund's principal investment strategy that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Fund respectfully declines to revise the Item 9 disclosure to repeat the Fund's principal investment strategy as requested.

COMMENT 14 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

     Please revise the third paragraph to provide additional information regarding when the Fund may depart from its replication strategy.

RESPONSE TO COMMENT 14

     Pursuant to the Commission's request, the third paragraph of the section entitled "Additional Information on the Fund's Investment Objective and Strategies" has been revised as follows:

            In seeking to achieve its investment objective, the Fund generally will invest in all of the securities comprising the Index, in proportion to their weightings in the Index. However, under various limited circumstances, it may not be possible or practicable to purchase all of those securities in those weightings. In those circumstances, the Fund may purchase a sample of securities in the Index. The Fund may utilize sampling when there are practical difficulties or substantial costs involved in replicating the Index, including to address tax and regulatory issues and respond to trading halts and other issues related to the liquidity of Index constituents. There may also be instances in which First Trust may choose to overweight certain securities in the Index or purchase securities not in the Index which First Trust believes are appropriate to substitute for certain securities in the Index. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index.

COMMENT 15 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

     Please revise the penultimate sentence of "Borrowing and Leverage Risk" to clarify that the Fund will be required to maintain 300% asset coverage at all times.

RESPONSE TO COMMENT 15

     Pursuant to the Commission's request, "Borrowing and Leverage Risk" has been revised as follows:

            BORROWING AND LEVERAGE RISK. If a Fund borrows money, it must pay interest and other fees, which may reduce the Fund's returns. Any such borrowings are intended to be temporary. However, under certain market conditions, including periods of low demand or decreased liquidity, such borrowings might be outstanding for longer periods of time. As prescribed by the 1940 Act, a Fund will be required to maintain specified asset coverage of at least 300% with respect to any bank borrowing immediately following such borrowing and at all times thereafter. The Fund may be required to dispose of assets on unfavorable terms if market fluctuations or other factors reduce the Fund's asset coverage to less than the prescribed amount.

COMMENT 16 - HOW TO BUY AND SELL SHARES

     Please revise the disclosure to specify what the IOPV calculation includes and does not include. For example, does the IOPV include operating fees and other accruals?

RESPONSE TO COMMENT 16

     Pursuant to the Commission's request, the second sentence of the second paragraph of the section entitled "How to Buy and Sell Shares - Share Trading Prices" has been revised as set forth below:

            The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit and includes any expenses of the Fund.

COMMENT 17 - FEDERAL TAX MATTERS

     The sub-section entitled "Treatment of Fund Expenses" contains the following disclosure:

            Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income.

     Please confirm whether this disclosure is accurate for an exchange-traded fund, if not, please remove.

RESPONSE TO COMMENT 17

     Pursuant to the Commission's request, the referenced disclosure has been deleted.

COMMENT 18 - STATEMENT OF ADDITIONAL INFORMATION

     The Statement of Additional Information contains the following disclosure:

            The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund's Index is based on concentrations in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

     Please revise the disclosure to clarify that the Fund will be concentrated in an industry or group of industries to the extent that its Index is concentrated in an industry or group of industries.

     Additionally, please remove the reference to "other investment companies" or explain how this is consistent with the Commission's position that a Fund cannot ignore the investments of underlying funds in determining compliance with its concentration policy.

RESPONSE TO COMMENT 18

     Pursuant to the Commission's request, the Fund's seventh fundamental policy in the section entitled "Investment Objectives and Policies" has been revised as follows:

            The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund's Index is concentrated in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

     Additionally, the following disclosure has been added to the section entitled "Investment Objectives and Policies":

            For purposes of applying restriction (7) above, to the extent a Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with restriction
            (7), to the extent the Fund has sufficient information about such investments.

COMMENT 19 - STATEMENT OF ADDITIONAL INFORMATION

     The sub-section entitled "Lending of Portfolio Securities" contains the following disclosure:

            In these loan arrangements, the Fund will receive collateral in the form of cash, U.S. government securities or other high-grade debt obligations... (emphasis added)

     Please delete the referenced language. Commission guidance permits the use of cash, U.S. government securities and bank letters of credit for collateral.

RESPONSE TO COMMENT 19

     Pursuant to the Commission's request, the underlined disclosure has been revised to read "bank letters of credit" pursuant to The Adams Express Company no-action letter (File No. 811-2624, Oct. 20, 1979).

COMMENT 20 -EXHIBITS

     Please file the Subscription and Authorized Participant Agreements utilized by the Fund as an exhibit to the Registration Statement, pursuant to Securities Act Rule 483.

RESPONSE TO COMMENT 20

     As a courtesy to the Commission, the Trust has previously filed a "Form Of" Authorized Participant Agreement and Subscription Agreement that the Fund has incorporated by reference. It respectfully declines to file any additional agreements as neither the Fund nor the Trust are a party to such agreements. Additionally, Item 28(h) of Form N-1A requires material contracts not made in the ordinary course of business to be filed. Given that such agreements are made in the ordinary course of business, Form N-1A does not require them to be filed.

                                    ********

     Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                             Sincerely yours,

                                             CHAPMAN AND CUTLER LLP



                                             By: /s/ Morrison C. Warren
                                                 -----------------------------
                                                     Morrison C. Warren

                                   EXHIBIT A



FEES AND EXPENSES OF THE FUND
The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. Investors purchasing and selling shares may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below.

SHAREHOLDER FEES
(fees paid directly from your investment)
--------------------------------------------------------------------------------
Maximum Sales Charge (Load) Imposed on Purchases                            None
   (as a percentage of offering price)
--------------------------------------------------------------------------------

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage
   of the value of your investment)
     Management Fees                                                       0.70%
     Distribution and Service (12b-1) Fees                                 0.00%
     Other Expenses(1)                                                     0.00%
--------------------------------------------------------------------------------
     Total Annual Fund Operating Expenses                                  0.70%
--------------------------------------------------------------------------------
(1) "Other Expenses" is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE
The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                 1 YEAR                                 3 YEARS
--------------------------------------------------------------------------------
                  $72                                     $224
--------------------------------------------------------------------------------